EXHIBIT 21.1

BODYTEL SCIENTIFIC INC.

LIST OF WHOLLY OWNED SUBSIDIARIES

Name of Subsidiary	Incorporation Jurisdiction	Percentage Owned
BodyTel North America LLC	Florida	100%
BodyTel Europe GmbH	Europe	100%
Glucotel Scientific Inc.	Nevada	100%